

December 7, 2011

<u>Via Facsimile</u>
Mr. Donald D. Humphreys
Exxon Mobil Corporation
Senior Vice President and Treasurer
5959 Las Colinas Blvd.
Irving, TX 75039

> **Re: Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Response letter dated August 25, 2011**
> **File No. 1-02256**

Dear Mr. Humphreys:

     We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 201

Properties, page 6

Disclosure of Reserves, page 6

1.   Your response to prior comment number one from our letter dated July 5, 2011 indicates that you are prohibited from disclosing reserves in the State of Qatar and in Angola. Explain to us the specific nature and details of these prohibitions. As part of your response, tell us whether the prohibitions are contractual or statutory, and whether they apply only to you or to other oil and gas companies as well.

2.   Your response to prior comment number one indicates that you have not disclosed
        reserves in countries with 15% or more of your reserves where disclosure of the reserves
        associated with an individual field would occur. For those cases, explain to us whether
        the governments of those countries prohibit disclosure of reserves in a particular field. If
        disclosure in a particular field is not prohibited, explain your basis for not providing the
        disclosure. As part of your response, explain how your disclosure is consistent with
        Instruction 4 to Item 1202(a)(2) of Regulation S-K.

Review of Principal Ongoing Activities, page 16

Iraq, page 18

3.   Your response to prior comment 10 explains that for determination of contractor
        entitlement you use an oil price based on the prevailing Iraq export market price. Please
        tell us how the prevailing Iraq export market price is determined, and clarify if such price
        is based on and moves in tandem with established benchmark prices (i.e. dated Brent or
        WTI).

4.   We note your responses to prior comments 10 and 11. Please tell us what consideration
        you have given to providing disclosure in your periodic reports similar to that provided in
        your response.

Financial Statements, page 62

Notes to Consolidated Financial Statements, page 69

Note 15 Litigation and Other Contingencies, page 87

Litigation, page 87

5.   We note your response to prior comment 13. Please revise your disclosure in future
        filings to clearly explain the meaning of the term significant as used in this context.

Supplemental Information on Oil and Gas Exploration and Production Activities, page 103

Oil and Gas Reserves, page 107

6.   Your response to prior comment 15 indicates that total natural gas liquids proved reserves
        were 1,341 million barrels as of December 31, 2010. We note that this represents
        approximately 11.5% of total proved liquids reserves as of December 31, 2010, and that
        the crude oil quantities that you have disclosed are approximately 17.7% higher than you
        would have reported had natural gas liquids been reported separately. Based on this, we
        believe quantities attributable to natural gas liquids are significant and should be reported

separately. In future filings, please revise your disclosure under this section and in the table on page six accordingly.

You may contact Mark Wojciechowski at (202) 551-3759 or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director